

July 15, 2014

<u>Via E-mail</u>
Mr. Marc Fogassa
Chief Executive Officer
Brazil Minerals, Inc.
324 South Beverly Drive, Suite 118
Beverly Hills, CA 90212

> **Re: Brazil Minerals, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 1, 2014**
> **File No. 000-55191**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed July 1, 2014**
> **File No. 000-55191**

Dear Mr. Fogassa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

Item 10. Recent Sales of Unregistered Securities

1.   We reissue comment 4 in our letter dated May 22, 2014. For each transaction disclosed in this section, please briefly state the facts relied upon to make the exemption from registration available. We note that simply reciting the specific exemption relied upon is insufficient to comply with Item 701(d) of Regulation S-K. Revise similar disclosure in the Form 10-Q for the quarterly period ended March 31, 2014.

Form 10-K for Fiscal Year Ended December 31, 2013

General

2.   We note your response to comment 10 in our letter dated May 22, 2014 that you produce diamonds and gold on a regular basis and recognize revenues from the sale of these products. In addition, on page 15 you declare reserves based on your feasibility study. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Exchange Act Rule 12b-4. The information requested includes, but is not limited to:

- Property and geologic maps.
- Description of your sampling and assaying procedures.
- Drill-hole maps showing drill intercepts.
- Representative geologic cross-sections and drill logs.
- Description and examples of your cut-off calculation procedures.
- Cutoff grades used for each category of your reserves and resources.
- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves.
- A detailed description of your procedures for estimating reserves.
- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses.
- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Exchange Act Rule 12b-4.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer, at (202) 551-3718.

3.   Please note that it is the staff's position that mineral reserves for a mineral property may
        not be designated unless:

   •   Competent professional engineers conduct a detailed engineering and economic
        study, and the bankable or final feasibility study demonstrates that a mineral deposit
        can be mined profitably at a commercial rate.

   •   The historic three-year average commodity price is used in any reserve or cash flow
        analysis used to designate reserves.

   •   The company has demonstrated that the mineral property will receive its
        governmental permits, and the primary environmental document has been filed with
        the appropriate governmental authorities.

4.   We also note your disclosure of indicated and inferred resources on page 15. The
        provisions in Industry Guide 7 preclude the use of any terms other than proven and/or
        probable reserves for disclosure in SEC documents. Please remove all resource
        disclosure from your filing.

Business, page 2

5.   We note your disclosure that the company's primary business is to acquire ownership
        positions in producing mining companies in Brazil. Please clarify whether Mineração
        Duas Barras Ltda. is the only producing mining company in which you have an
        ownership interest.

6.   We reissue comment 12 in our letter dated May 22, 2014. Please provide a more detailed
        discussion of your business, as required by Item 101(h)(4) of Regulation S-K. For
        example only, please revise to:

   •   Identify the markets and distribution methods for the polished diamonds as well as the
        rough diamonds and gold produced from Mineração Duas Barras Ltda.;

   •   Briefly describe competitive business conditions and your competitive position in the
        diamond and gold industries and methods of competition;

   •   Briefly describe your dependence on one or a few major customers;

   •   Briefly describe the effect of existing or probable governmental regulations on the
        production and sale of polished diamonds and rough diamonds and gold, including the
        exportation thereof; and

   •   Briefly describe the costs and effects of compliance with environmental laws (federal,
        state and local).

        We may have additional comments once you have provided the more specific disclosure
        required by this Item.

7.   We note your response to comments 13 and 14 in our letter dated May 22, 2014. Please supplementally provide us with the option agreement relating to vanadium, titanium and iron property in the State of Piaui in Brazil.

Properties, page 13

8.   We did not find a statement regarding your exploration program in regards to comment 24 in our letter dated May 22, 2014. If there are no current detailed plans to conduct exploration on your properties, please revise your filing and disclose this information prominently.

9.   We note your response to comment 25 in our letter dated May 22, 2014 stating that you do not conduct sampling at your operating mine or on your exploration properties. Please state this fact prominently with your discussion of your operating mine in your revised filing.

10.   We note your response to comment 26 in our letter dated May 22, 2014 that disclosure is included in your revised filing. We reissue comment 26. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities.

11.   We note your response to comment 27 in our letter dated May 22, 2014 that disclosure is included in your revised filing. We reissue comment 27. Please provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties.

12.   We partially reissue comment 28 in our letter dated May 22, 2014. Please disclose the tonnes and grade of the material processed by your washing facility in addition to reporting your salable products and revenues received. Please report your rough and polished stones and the revenues received.

13.   We note your response that you did complete a feasibility study prior to your production decision. We reissue comment 29 in our letter dated May 22, 2014. Please add a risk factor indicating you do not have reserves compliant with Industry Guide 7. In addition, state the level of accuracy for your feasibility study and specify whether it was a scoping, pre-feasibility or a final/bankable feasibility study.

Sales of Unregistered Securities, page 20

14.   We partially reissue comment 31 in our letter dated May 22, 2014. Please briefly state the facts relied upon to make the exemption from registration available. We note that simply reciting the specific exemption relied upon is insufficient to comply with Item 701(d) of Regulation S-K.

Management's Discussion and Analysis, page 20

15.   The Management's Discussion and Analysis section is one of the most critical aspects of
        your disclosure. As such, we request that you revise this section to provide a detailed
        executive overview to discuss the events, trends, and uncertainties that management
        views as most critical to your future revenues, financial position, liquidity, plan of
        operations, and results of operations, to the extent known and foreseeable. To assist you
        in this regard, please refer to the Commission Guidance Regarding Management's
        Discussion and Analysis of Financial Condition and Results of Operations, Release No.
        33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

16.   We reissue comment 34 in our letter dated May 22, 2014. Please revise to address in
        greater detail your liquidity requirements in quantified terms on both a short-term (i.e., 12
        months) and long-term basis. Refer to Instruction 5 of Item 303(a) of Regulation S-K.
        Please provide the basis for your statement that you believe your current financial
        resources and funds from operations will be adequate to cover anticipated expenditures
        for the foreseeable future. We note the significant decrease in cash and cash equivalents
        for the year ended December 31, 2013. We also note the net losses to date and the cash
        flows used for operations.

Directors, Executive Officers and Corporate Governance, page 25

17.   Please remove the company and transaction specific information relating to Achillion
        Pharmaceuticals.

Executive Compensation, page 28

18.   We note your response to comment 42 in our letter dated May 22, 2014. Please revise to
        clarify why the value of the 2013 stock award to Mr. Fogassa in the Summary
        Compensation Table is $210,234. You refer to the valuation of both the cancelled
        options and the newly granted options of the same amounts with different grant date fair
        values. Please revise to clarify. In addition, please provide additional narrative
        disclosure regarding the rescission and the subsequent grant of options.

19.   We reissue comment 41 in our letter dated May 22, 2014. Please disclose the material
        terms of the employment agreement. For instance, we note the increased salary based
        upon the completion of private placements.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 29

20.   We partially reissue comment 47 in our letter dated May 22, 2014. Please revise the
        beneficial ownership table to also include, whether by an additional column or otherwise,

each beneficial owner's percentage of the voting power of the common and preferred stock voting together as a single class.

<u>Certain Relationships and Related Transactions, page 30</u>

21.   We partially reissue comment 48 in our letter dated May 22, 2014. We note the loan receivables –related party in the financial statements.

        Please contact George Schuler at (202) 551-3718 if you have questions regarding engineering comments. You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director

cc: <u>Via E-mail</u>
        Jay Weil, Esq.